EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Ownership %
NAME	on 9/13/06

Township Petroleum Corporation, an Alberta (Canada) corp.	100%

Oilsands Quest, Inc., an Alberta (Canada) corp.	100%

Western Petrochemicals Corporation, an Alberta (Canada) corp.	100%